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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 8)


                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)


                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                      (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.25
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                  379335 10 2
                     (CUSIP Number of Class of Securities)

                             Jeanette H. Quay, Esq.
                                Vice President,
                         General Counsel and Secretary
                      Global Industrial Technologies, Inc.
                      2121 San Jacinto Street, Suite 2500
                              Dallas, Texas 75201
                                 (214) 953-4500
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             James C. Morphy, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
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This Amendment No.  8 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 23, 1998, and as subsequently amended (as so amended, the "Schedule 14D-9"), by Global Industrial Technologies, Inc., a Delaware corporation, relating to the offer by WHX Corporation, a Delaware corporation, to purchase for cash through its wholly-owned subsidiary, GT Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.25 per share, of the Company, together with the Rights. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 3.  Identity and Background

          Item 3, paragraph (b)(1) is hereby amended and supplemented by deleting the last two sentences of the fifth paragraph and adding in its place the following sentence:

Each of these severance agreements provides for a Period equal to 30 months, a Multiplier equal to two and one-half (2.5), and an excise tax gross-up payment as described above.

Item 7.  Certain Negotiations and Transactions by the Subject Company.

          Item 7, paragraph (a-b) is hereby supplemented and amended by the addition of the following sentence following the second complete sentence in the paragraph:

At its March 29, 1999 Board meeting, the Board instructed management, with the assistance of the Company's financial and legal advisors, to explore and evaluate a number of alternatives to generate stockholder value that may be greater than that which the Company's business plan can create. Such alternatives could include a possible merger or strategic combination. Accordingly, representatives of the Company may enter into confidentiality agreements and discussions and negotiations with third parties relating to such transactions. The Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to above might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until a definitive agreement or any agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Item 9.  Material to be Filed as Exhibits

     Item 9 is hereby amended and supplemented by the addition of the following exhibits:

Exhibit 18 Form of Amendment No. 3 dated March 8, 1999 to the Severance Agreement dated February 23, 1998 by and between the company and Mr. James B. Alleman (Amendment to Severance Agreements with Mr. George W. Pasley, Mr. Maurice W. Barrett, Ms. Jeanette H. Quay and Ms. Donna A. Reeves respectively, are identical to the Amendment to Severance Agreement filed as this Exhibit except as to the name of the party and as to the original date of the Agreement which is December 18, 1998 for Ms. Quay and Ms. Reeves).

Exhibit 19  Text of Press Release, dated March 29, 1999
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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  GLOBAL INDUSTRIAL TECHNOLOGIES, INC.


                                           /s/   Jeanette H. Quay
                                 By:
                                     ---------------------------------------
                                     Name: Jeanette H. Quay
                                     Title:   Vice President, General Counsel
                                     and Secretary

Dated: March 29, 1999
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                                  Exhibit List


Exhibit 18  Amendment No. 3 to Severance Agreement.


Exhibit 19  Text of Press Release, dated March 29, 1999.